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                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                        AMENDMENT NO. 3 - FINAL AMENDMENT
                                       TO
                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                      OF THE SECURITIES EXCHANGE ACT OF 1934

                                   CALMAT CO.
                             (Name of Subject Company)

                           ALB ACQUISITION CORPORATION
                            VULCAN MATERIALS COMPANY
                                     (Bidders)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                             WILLIAM F. DENSON, III
                           ALB ACQUISITION CORPORATION
                            VULCAN MATERIALS COMPANY
                               ONE METROPLEX DRIVE
                            BIRMINGHAM, ALABAMA 35209
                                 (205) 298-3204
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                   COPIES TO:
                             EDWARD D. HERLIHY, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000



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          This Amendment No. 3 (this "Amendment"), the final amendment, amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission on November 19, 1998 by ALB Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Vulcan Materials Company, a New Jersey corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of CalMat Co., a Delaware corporation (the "Company"), and the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of September 22, 1987, as amended as of October 26, 1992, July 22, 1997 and November 14, 1998 between the Company and First Chicago Trust Company of New York, as Rights Agent (as the same may be amended, the "Rights Agreement"), at a purchase price of $31.00 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to them in the Offer to Purchase and the Schedule 14D-1.

ITEM 6.     INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

            Paragraphs (a) and (b) of Item 6 are hereby amended and supplemented by adding thereto the following:

            The Offer expired at 12:00 midnight, New York City time, on Friday, January 1, 1999. Pursuant to the Offer, based upon a preliminary report from the Depositary, the Purchaser accepted for payment 22,342,304 Shares tendered by physical delivery and 333,982 Shares tendered by guaranteed delivery.

Paragraphs (a) and (b) of Item 6 are hereby further amended to incorporate by reference the information set forth in the press release issued by Vulcan Materials Company and the Company on January 4, 1998, filed as Exhibit (a)(9) to this Amendment.

ITEM 11.    MATERIAL TO BE FILED AS EXHIBITS

(a)(9) - Text of press release issued by Vulcan Materials Company and the Company on January 4, 1999.

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                                     SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 4, 1998

                                    VULCAN MATERIALS COMPANY




                                    By:/s/ William F. Denson, III
                                       Name:  William F. Denson, III
                                       Title: Senior Vice President, Law and
                                              Secretary


                                    ALB ACQUISITION CORPORATION


                                    By:/s/ William F. Denson, III
                                        Name:  William F. Denson, III
                                        Title: Vice President and
                                               Secretary




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                                   EXHIBIT INDEX


(a)(1)     --   Offer to Purchase, dated November 20, 1998.
(a)(2)     --   Letter of Transmittal.
(a)(3)     --   Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                and Nominees.
(a)(4)     --   Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
                Trust Companies and Nominees.
(a)(5)     --   Notice of Guaranteed Delivery.
(a)(6)     --   Guidelines for Certification of Taxpayer Identification Number
                on Substitute Form W-9.
(a)(7)     --   Text of press release issued by the Company on November 16, 1998
(a)(8)     --   Form of Summary Advertisement dated November 20, 1998.
(a)(9)*    --   Text of press release issued by Parent and the Company on
                January 4, 1999.
(c)(1)     --   Agreement and Plan of Merger, dated as of November 14, 1998, by and among the Company, the Purchaser and Parent.
(c)(2)     --   Form of Support Agreements entered into between Parent and John
                C. Argue, Arthur Brown, Denis R. Brown, Harry M. Conger, Rayburn
                S. December, A. Frederick Gerstell, Richard A. Grant, Jr.,
                Edward A. Landry, Thomas L. Lee, Thomas M. Linden, Georgia R.
                Nelson and Stuart T. Peeler.
(c)(3)     --   Confidentiality Agreement, dated as of September 24, 1998, between the Company and Parent.
(d)        --   Not applicable.
(e)        --   Not applicable.
(f)        --   Not applicable.

* Filed herewith.








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